SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For June 8, 2005



                                  CNOOC Limited

                 (Translation of registrant's name into English)
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                                   65th Floor
                               Bank of China Tower
                                 One Garden Road
                               Central, Hong Kong
                    (Address of principal executive offices)


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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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I. Company Announcement
-----------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

                              NOTICE TO BONDHOLDERS

                   CNOOC FINANCE (2004) LIMITED (the "Issuer")
       (incorporated in the British Virgin Islands with limited liability)

                               U.S.$1,000,000,000
                Zero Coupon Guaranteed Convertible Bonds due 2009
                            (the "Convertible Bonds")
                               (Stock Code: 2509)

                 unconditionally and irrevocably guaranteed by,
                         and convertible into Shares of

                                [GRAPHIC OMITTED]

                                 CNOOC LIMITED
                          [CHINESE CHARACTERS OMITTED]
               (incorporated in Hong Kong with limited liability)
                                (the "Guarantor")
                                (Stock Code: 883)

NOTICE IS HEREBY GIVEN to all holders of the Convertible Bonds that pursuant to Condition 5.3.3 of the Terms and Conditions of the Convertible Bonds, the Conversion Price has been adjusted from HK$6.075 to HK$5.97 per Share as a result of the distribution of a 2004 final dividend and a special dividend of HK$0.08 in aggregate per Share by the Guarantor. The adjustment has become effective on the payment date of such dividend, i.e. 7th June, 2005. Capitalised terms in this notice shall bear the same meanings as those in the Terms and Conditions of the Convertible Bonds unless otherwise defined.

7th June, 2005

II. Company Announcement
------------------------


                                [GRAPHIC OMITTED]

                                 CNOOC LIMITED
                          [CHINESE CHARACTERS OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                                (Stock Code: 883)

                Appointment of Independent Non-Executive Director


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


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The Company is pleased to announce that Mr. Tse Hau Yin, Aloysius was appointed as an independent non-executive director of the Company in place of Dr. Erwin Schurtenberger with effect from 8th June 2005.
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Reference is made to the announcement of CNOOC Limited (the "Company") dated 6th
April 2005 in relation to the resignation of Dr. Erwin Schurtenberger as an independent non-executive director of the Company.

The Company is pleased to announce that Mr. Tse Hau Yin, Aloysius
([CHINESE CHARACTERS OMITTED]("Mr. Tse") was appointed as an independent non-executive director of the Company in place of Dr. Erwin Schurtenberger with effect from 8th June 2005.

Mr. Tse, born in January 1948, is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is a graduate of the University of Hong Kong.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the date of this announcement, Mr. Tse has no interest in the Company's shares within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between the Company and Mr. Tse. The emoluments of Mr. Tse will be determined with reference to perception of industry standards and prevailing market conditions. Mr. Tse is also subject to the retirement by rotation provisions in the articles of association of the Company.

Mr. Tse was also appointed as a member of the audit committee and a member of the remuneration committee of the Company with effect from 8th June 2005. After his appointment, the audit committee will comprise 3 independent non-executive directors and therefore in compliance with rule 3.21 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board warmly welcomes the election of Mr. Tse Hau Yin, Aloysius as an independent non-executive director of the Company.

As at the date of this announcement, the Board comprises of:

Executive Directors:
Chengyu Fu (Chairman)
Han Luo
Shouwei Zhou
Guangqi Wu

Independent non-executive Directors:
Sung Hong Chiu
Dr. Kenneth S. Courtis
Evert Henkes

                                                         By Order of the Board
                                                             CNOOC Limited
                                                               Yunshi Cao
                                                            Company Secretary

Hong Kong, 7th June 2005


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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CNOOC Limited


                                                  By:  /s/ Cao Yunshi
                                                       ------------------------
                                                       Name: Cao Yunshi
                                                       Title:  Company Secretary

Dated: June 8, 2005